Exhibit 17

November 26, 2012

Board of Directors
Progaming Platforms Corp.

Re: Resignation

Gentlemen:

Effective November 26, 2012, I hereby resign as a board memeber of Progaming Platforms Corp. I have had no disagreements with the Registrant’s operations, policies or practices. I am resigning as a director so that I can devote my professional to another company.

Very truly yours,

/s/ Tamir Levina